Exhibit 99.1
MITEL NETWORKS CORPORATION
Notice Of The Annual Meeting Of Shareholders
NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “Meeting”) of the shareholders of Mitel Networks Corporation (“Mitel”) will be held on Thursday, September 24, 2009 at The Brookstreet Hotel, 525 Legget Drive , Ottawa (Kanata), Ontario, Canada, K2K 2W2, commencing at 2:30 p.m., Ottawa time, for the following purposes:
1.	To place before the Meeting the consolidated financial statements for the fiscal year ended April 30, 2009 together with the auditor’s report thereon.

2.	To elect directors for the ensuing year (“Annual Resolution No. 1”).

3.	To appoint auditors of the Corporation and authorize the directors to fix the auditor’s remuneration (“Annual Resolution No. 2”).

4.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.
A copy of the full text of the proposed Annual Resolution No. 1 and Annual Resolution No. 2 is attached as Schedule A and Schedule B to the Management Proxy Circular that accompanies this Notice.
Mitel shareholders unable to attend the Meeting in person are encouraged to read the enclosed Management Proxy Circular and then complete and return the form of proxy. In the case of proxies executed other than by an individual who is the registered holder of the shares represented by such proxy, a power of attorney or other authority should be attached to the proxy and returned. All proxies should be returned in the envelope provided to Mitel Networks Corporation, Attention: Corporate Secretary’s Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at (613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Wednesday, September 23, 2009, being the business day preceding the date of the Meeting.
DATED at Ottawa, Ontario this 1st day of September, 2009.
BY ORDER OF THE BOARD OF DIRECTORS
Donald W. Smith
Chief Executive Officer

MITEL NETWORKS CORPORATION
350 Legget Drive
Ottawa, Ontario
K2K 2W7
Management Proxy Circular
A. INFORMATION ON VOTING AND PROXIES
1. Solicitation of Proxies
This management proxy circular (the “Management Proxy Circular” or the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Mitel Networks Corporation (“Mitel” or the “Corporation”), a corporation governed by the Canada Business Corporations Act (the “CBCA”), for use at the annual meeting, or any adjournment or adjournments thereof (the “Meeting”), of the shareholders of the Corporation (each, a “Shareholder”) to be held on Thursday, September 24, 2009 at The Brookstreet Hotel, 525 Legget Drive, Ottawa (Kanata), Ontario, K2K 2W2, commencing at 2:30 p.m., Ottawa time, for the purposes set out in the notice of the Meeting (the “Notice of Meeting”) accompanying this Management Proxy Circular.
The enclosed proxy is being solicited by or on behalf of the management of the Corporation and the cost of such solicitation will be borne by the Corporation. It is expected that the solicitation of proxies will be primarily by mail, telephone or electronic communication by directors, officers or employees of Mitel. Proxies may also be solicited personally or by telephone or electronic communication by officers and employees of Mitel. Except as otherwise stated, the information contained in this Management Proxy Circular is given as of August 21, 2009.
Unless otherwise provided herein, all dollar amounts in this Management Proxy Circular are stated in Canadian dollars.
2. Appointment of Proxies
The persons named in the enclosed form of proxy are directors or officers of the Corporation. If you wish to appoint some other person or company (who need not be a Shareholder) to represent you at the Meeting, you may do so by striking out the name of the persons named in the enclosed form of proxy and inserting the name of your appointee in the blank space provided or complete another form of proxy and, in either case, deliver the completed and signed proxy in the envelope provided to Mitel Networks Corporation, Attention: Corporate Secretary’s Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at (613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Wednesday, September 23, 2009, being the business day preceding the date of the Meeting. It is the responsibility of the Shareholder appointing some other person to represent it to inform such person that he or she has been so appointed. The proxy must be signed by the Shareholder or the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof, duly authorized.
Registered Shareholders
A registered shareholder is the person in whose name a share certificate is registered. If you are a registered shareholder, you are entitled to vote your shares in person at the Meeting or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with this Circular. Your vote will be taken and counted at the Meeting. If you do not wish to attend the Meeting or do not wish to vote in person, you may vote by proxy by delivering the completed and signed form of proxy in the envelope provided to Mitel Networks Corporation, Attention: Corporate Secretary’s Office, 350 Legget Drive, Ottawa, Ontario K2K 2W7 or by facsimile at (613) 592-7813 by 12:00 p.m. (noon), Ottawa time, on Wednesday, September 23, 2009, being the business day preceding the date of the Meeting. In each case, the shares represented by your proxy will be voted in accordance with your instructions as indicated on your form of proxy and on any ballot that may be called at the Meeting. Your proxyholder will decide how to vote on amendments or variations to the matters to be voted on at the Meeting. Instructions for using each of these methods are set out on the enclosed form of proxy.
Non-Registered Shareholders
Your shares may not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans). If your shares are registered in the name of an intermediary, you are a non-registered shareholder.
Mitel has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to intermediaries for distribution to non-registered shareholders. Unless you have waived your right to receive the Meeting Materials, intermediaries are required to deliver them to you as a non-registered shareholder of the Corporation and to seek your instructions regarding how to vote your shares.
Non-registered shareholders who receive Meeting Materials from the intermediary will typically be given the ability to provide voting instructions in one of two ways. Usually, a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instruction on the form (which may, in some cases, permit the completion of the voting instruction form by telephone or electronically).
Occasionally, an intermediary may give you a proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature), and which is otherwise uncompleted. This form of proxy does not need to be signed by you as the non-registered shareholder. In this case you can complete and deposit the proxy directly as described above.
By following these procedures, a non-registered shareholder will be able to direct the voting of those shares that they own but which are not registered in their own name. Should a non-registered shareholder who receives from the intermediary either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should strike out the names of the persons named in the form of proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, non-registered shareholders should carefully follow the instructions of their intermediaries.
Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the non-registered shareholder with respect to the voting of certain shares will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by intermediary “non-votes” will, however, be counted in determining whether there is a quorum.
3. Revocation of Proxies
In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy under subsection 148(4) of the CBCA by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by an authorized officer or attorney thereof authorized in writing) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of, but prior to commencement of, the Meeting, or in any other manner permitted by law, and upon either of such deposits such proxy shall be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.
4. Voting of Proxies
The form of proxy affords the Shareholder an opportunity to specify that the shares registered in the Shareholder’s name shall be voted FOR or WITHHELD in accordance with your instructions as indicated on your form of proxy. In the absence of instructions, your shares will be voted FOR each of the matters to be considered at the

Meeting. Votes WITHHELD and abstentions are counted as present or represented for purposes of determining the presence or absence of a quorum, but are not included in the number of shares present or represented and voting on each matter.
The form of proxy accompanying this Management Proxy Circular confers discretionary authority upon the nominees named in the enclosed form of proxy with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of Mitel knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented at the Meeting. If any such matters should properly come before the Meeting, each nominee named in the enclosed form of proxy will vote on those matters in accordance with his or her best judgment.
5. Authorized Capital and Voting Shares
The authorized capital of the Corporation consists of:
a)	an unlimited number of Common Shares (“Common Shares”);

b)	an unlimited number of Class 1 Convertible Preferred Shares (the “Class 1 Shares”); and

c)	an unlimited number of Class 2 Preferred Shares, issuable in series (the “Class 2 Shares”).
As of August 21, 2009, the Corporation had 214,702,440 Common Shares and 316,755 Class 1 Shares issued and outstanding (collectively, “the Shares”). Each Common Share currently carries one vote in respect of each matter to be voted upon at the Meeting. Each Class 1 Share currently carries a number of votes calculated based on a formula set out in the share provisions. For the purposes of this Meeting, the Corporation has determined that each Class 1 Share shall have 889.1 votes per share.
The holders of the Common Shares and the Class 1 Shares will vote together as a single class on all resolutions considered at the Meeting.
Only holders of outstanding Shares of record at the close of business on the day immediately preceding the day on which the Notice of Meeting is mailed will be entitled to vote at the Meeting, except to the extent that a person has transferred Shares after that date and the transferee of such Shares establishes proper ownership and has demanded not later than 10 days before the Meeting that his/her/its name be included in the list to vote at the Meeting, in which case the transferee is entitled to vote such Shares at the Meeting.
6. Security Ownership of Certain Beneficial Owners and Management
The following table sets forth information with respect to all persons known by the Corporation to be the beneficial owner, directly or indirectly, of or who exercise control or direction over shares carrying more than 10% of the votes attached to any class of shares entitled to vote at the Meeting:

	Shares Beneficially Owned	Percentage of	Percentage of
Name and Address of Beneficial Owner	Directly or Indirectly(4)	Shares(1)	Class
Arsenal Holdco I, S.a.r.l(2).	164,463 Class 1 Shares	29.5%	51.9%
Luxembourg

Arsenal Holdco II, S.a.r.l.(2)	63,359 Class 1 Shares	11.4%	20.0%
Luxembourg

Terence H. Matthews	13,500 Class 1 Shares	2.4%	4.3%
Ottawa, ON

Wesley Clover Corporation(3)	158,790,234 Common Shares	32.0%	73.9%
Ottawa, ON (“Wesley Clover Corporation”)

Celtic Tech Jet Limited(3)	4,555,169 Common Shares	1.0%	2.1%
Ottawa, ON (“CTJL”)

Morgan Stanley Principal Investments, Inc.	44,933 Class 1 Shares	8.1%	14.2%
New York, NY (“Morgan Stanley”)

(1)	Calculated on an as-if-converted to Common Shares basis if the Class 1 Shares were to be converted into Common Shares on a 889.1 to 1 basis. The Class 1 Shares are convertible into Common Shares based on a formula set out in the share provisions.

(2)	Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l. are affiliated with Francisco Partners II, L.P. (“Francisco Partners”) of San Francisco, California, USA.

(3)	Dr. Terence H. Matthews, Chairman of the Corporation, controls, directly or indirectly, Wesley Clover Corporation and CTJL.

(4)	The directors and officers of the Corporation may be deemed to beneficially own, directly or indirectly, 169,022,313 Common Shares, which represent 78.7% of the issued and outstanding Common Shares, and 260,322 Class 1 Shares, which represent 82.2% of the issued and outstanding Class 1 Shares.
B. ANNUAL BUSINESS TO BE TRANSACTED AT THE MEETING
1. Financial Statements
The consolidated financial statements of the Corporation for the fiscal year ended April 30, 2009 and the auditors’ report thereon will be presented to the Meeting. The audited consolidated financial statements accompany this Circular and, in accordance with the provisions of the CBCA, the financial statements will not be the subject of any vote at the Meeting.
2. Annual Resolution No. 1 — Election of Directors
The articles of the Corporation provide for a board of directors (the “Board”) of not less than three directors and not more than 15 directors to be elected annually, with the fixed number of directors within such range authorized by the directors of the Corporation from time to time. The directors of the Corporation have fixed the number of directors at eight and there are eight directors being nominated. Each director who is elected will hold office until the next annual meeting of shareholders, or until a successor is duly elected or appointed, unless the office is earlier vacated in accordance with the by-laws of the Corporation, the CBCA or the Shareholders Agreement (as defined and discussed under the heading “Interest of Management, Nominees and Others in Material Transactions” in Part E of this Circular).
Except for Andrew J. Kowal, the remaining nominees to the board of directors were elected at the last annual meeting of shareholders.
Pursuant to the Shareholders Agreement, the Board must be comprised of nine members unless a change to the number of directors is approved by Francisco Partners, with Francisco Partners being entitled to nominate four directors to the Board and Wesley Clover Corporation being entitled to nominate three directors to the Board. However, the directors intend to fix the number of directors at eight, as Francisco Partners has agreed to waive its nomination of a fourth nominee director and reduce the size of the Board until such time as it has notified the Corporation that it wishes to nominate a fourth director to the Board. In the event that Francisco Partners selects a fourth nominee, the Board will then be increased to nine members to accommodate Francisco Partners’ fourth nominee. Francisco Partners’ three nominees are Benjamin H. Ball, Andrew J. Kowal and J. Norman Stout. Terence

H. Matthews, Donald W. Smith and Peter D. Charbonneau are nominees of Wesley Clover Corporation. The parties to the Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by the Shareholders of the Corporation, that the nominees of Francisco Partners and Wesley Clover Corporation are elected.
The persons named in the form of proxy will, unless a Shareholder has instructed that the shares it represents be WITHHELD from voting in respect of the election of directors or unless someone else is appointed as proxy holder, be voted FOR the election of the nominees for director listed below. In the event a nominee is unable or unwilling to serve, (an event that management has no reason to believe will occur), the persons named in the form of proxy will vote for a substitute nominee in accordance with his or her best judgment.
The following table sets forth the name of each person nominated for election as a director; the period or periods of service as a director; the principal occupation, business or employment, and all positions with the Corporation and any significant affiliate of the Corporation, within the preceding five years, as well as the number of shares beneficially owned or over which control or direction is exercised. All of the listed nominees currently serve as directors of the Corporation.

Shares Beneficially
Name and Municipality of			Owned
Residence (4)	Director Since	Principal Occupation	or Controlled(1)
Dr. Terence H. Matthews Ottawa, Ontario	February 16th, 2001	Chairman of the Board of the Corporation since February 2001; Chairman of the Board of March Networks Corporation since June 2000; Chairman and/or Director of a number of other companies.	163,345,403 Common Shares 13,500 Class 1 Shares

Donald W. Smith Ottawa, Ontario	April 20th, 2001	Chief Executive Officer of the Corporation since April 2001.	26,250 Common Shares

Peter D. Charbonneau Ottawa, Ontario	February 16th, 2001	General Partner of Skypoint Capital Corporation since January 2001.	31,773 Common Shares

Benjamin H. Ball San Francisco, California	October 23, 2007	Managing Director of Francisco Partners L.P. since August 1999.	— (2)

Andrew J. Kowal San Francisco, California	July 2, 2009	Principal of Francisco Partners L.P. since 2001.	— (2)

J. Norman Stout Phoenix, Arizona	October 23, 2007	Chairman of Hypercom, Inc. since 2008; from August 2007 to June 2008, he was Chief Executive Officer of Inter-Tel (Delaware), Inc. (now Mitel (Delaware), Inc.); prior to that Mr. Stout was a Director and Chief Executive Officer of Inter-Tel (Delaware), Inc. (“Inter-Tel”) since February 2006; and prior to that held other senior executive positions with Inter-Tel.	—

Gilbert S. Palter Toronto, Ontario	April 23rd, 2004	Chief Investment Officer and Managing Partner of EdgeStone Capital Partners L.P. since May 1999.	— (3)

Jean-Paul Cossart Versailles, France	October 23, 2007	Associate Director of Infoteria of France since 2004, a company that provides technological coaching.	—

(1)	Certain spouses of nominees own Shares. The relevant nominees disclaim beneficial ownership of such Shares.

(2)	Certain funds managed by Francisco Partners II, L.P., of which Mr. Ball and Mr. Kowal are Principals, own or control, directly or indirectly, 227,822 Class 1 Shares.

(3)	Certain funds managed by EdgeStone Capital Partners L.P., of which Mr. Palter is a Principal, own or control, directly or indirectly, 5,359,893 Common Shares and 19,000 Class 1 Shares.

(4)	Dr. Matthews routinely invests in and acts as a director on the boards of businesses that are at an early stage of development and that, as a result, involve substantial risks. Mr. Matthews was a director of Ironbridge Networks Corporation, which went into receivership in January 2001.

Skypoint Capital Corporation also invests in new ventures that may involve risks. As a result, Mr. Charbonneau was a director of Metconnex Inc., which went into receivership in 2006.
Similarly, Francisco Partners L.P. invests in new ventures in the early stages which involves risk and as a result Mr. Kowal served as a director of MagnaChip Semiconductor LLC which filed for bankruptcy protection in the U.S. Bankruptcy Court of the District of Delaware in June, 2009.
No other director has, in the past 10 years, been an officer or director of a company that has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
None of the directors have been a director or officer of a company in the last 10 years that is or was subject to a cease order, an order similar to a cease trade order or an order that denied such company access to any exemption under securities legislation.
None of the directors have, in the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.
None of the directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body.
3. Annual Resolution No. 2 — Appointment and Remuneration of Auditors
Appointment of Auditors
On the recommendation of the Audit Committee, management proposes to present a resolution (“Annual Resolution No. 2”) to appoint Deloitte & Touche LLP, Chartered Accountants, Ottawa, Ontario, as auditors of the Corporation for the fiscal year ending April 2010 to hold office until the close of the next annual meeting of shareholders. Deloitte & Touche LLP were first appointed auditors of the Corporation on December 4th, 2001.
Remuneration of Auditors
In the past, the Audit Committee has negotiated with the auditors of the Corporation on an arm’s length basis for the purpose of determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.
The persons named in the form of proxy will, unless a Shareholder has instructed that the shares it represents be WITHHELD from voting in respect of the appointment of auditors or someone else is appointed as proxy holder, be voted FOR the appointment of Deloitte & Touche LLP as auditors of the Corporation and to authorize the directors to fix the remuneration of the auditors.
C. DIRECTOR AND EXECUTIVE COMPENSATION
1. Executive Compensation
Cash and Other Remuneration of Named Executive Officers (“NEOs”)
For fiscal year 2009, the NEOs include: Donald W. Smith, Chief Executive Officer, Steven E. Spooner, Chief Financial Officer, Paul A.N. Butcher, President and Chief Operating Officer, Graham Bevington, Vice President and General Manager Europe, Middle East and Africa, and Ronald G. Wellard, Vice President Product Development and Operations. The aggregate cash remuneration paid to the NEOs by the Corporation and its subsidiaries for services rendered during the fiscal year ended April 30, 2009, was US$3,046,228. Except as noted in this Circular, no other form of compensation has been provided to the NEOs. Other than the Corporation’s stock option plan and deferred stock unit plan summarized below, the Corporation does not have any plan pursuant to which cash or non-cash remuneration was paid or distributed to Executive Officers during the fiscal year ended April 30, 2009, or is proposed to be so paid or distributed in a subsequent year.

2001 Stock Option Plan
The Corporation adopted an employee stock option plan (the “2001 Stock Option Plan”) in March 2001. Further amendments to the 2001 Stock Option Plan have been approved by the Board from time to time in accordance with section 24 of the 2001 Stock Option Plan. The 2001 Stock Option Plan provides for the grant of options to acquire Common Shares to employees, directors and consultants of the Corporation.
The 2001 Stock Option Plan provides that a committee of the Board (the “Compensation Committee”) has the authority to determine the individuals to whom options will be granted, the number of Common Shares subject to option grants and other terms and conditions of option grants. The 2001 Stock Option Plan also provides that, unless otherwise determined by the Compensation Committee, one-quarter of the Common Shares that an option holder is entitled to purchase become eligible for purchase on each of the first, second, third and fourth anniversaries of the date of grant, and that options expire on the fifth anniversary of the date of grant. The 2001 Stock Option Plan provides that in no event may an option remain exercisable beyond the tenth anniversary of the date of grant.
As at August 21, 2009, there are options to acquire 14,564,529 common shares granted under the 2001 Stock Option Plan.
Effective September 7, 2006, shares subject to outstanding awards under the 2001 Stock Option Plan which lapse, expire or are forfeited or terminated will no longer become available for grant under this plan. Instead, new stock options and other equity grants will be made under the 2006 Equity Incentive Plan (described below) which became effective on September 7, 2006.
2006 Equity Incentive Plan
The Corporation adopted the 2006 Equity Incentive Plan (the “2006 Equity Incentive Plan”) on September 7, 2006. No new options will be granted under the 2001 Stock Option Plan and all future equity awards will be granted under the 2006 Equity Incentive Plan. All existing options that have been previously granted under the 2001 Stock Option Plan will continue to be governed under that plan until exercise, termination or expiry.
The 2006 Equity Incentive Plan provides that a committee of the Board (the “Compensation Committee”) has the authority to determine the individuals to whom options will be granted, the number of Common Shares subject to option grants and other terms and conditions of option grants. The 2006 Equity Incentive Plan also provides that, unless otherwise determined by the Compensation Committee, one-quarter of the Common Shares that an option holder is entitled to purchase become eligible for purchase on each of the first, second, third and fourth anniversaries of the date of grant, and that options expire on the fifth anniversary of the date of grant. The 2006 Equity Incentive Plan provides that in no event may an option remain exercisable beyond the tenth anniversary of the date of grant.
The 2006 Equity Incentive Plan provides the Corporation with increased flexibility and choice in the types of equity compensation awards, including options, deferred share units, restricted stock units, performance share units and other share-based awards. The principal purpose of the 2006 Equity Incentive Plan is to assist the Corporation in attracting, retaining and motivating key employees, directors, officers and consultants through performance related incentives.
The aggregate number of Common Shares that may be issued under the 2006 Equity Incentive Plan and all other security-based compensation arrangements is 12% of the total number of outstanding shares of the Corporation (on an as if converted to Common Shares basis) from time to time. Common Shares subject to outstanding awards under this plan which lapse, expire or are forfeited or terminated will, subject to plan limitations, again become available for grants under this plan.
As at August 21, 2009, options to acquire 24,306,045 Common Shares are currently issued and outstanding under the 2006 Equity Incentive Plan.
During the fiscal year ended April 30, 2009, the Board of Directors granted options to NEOs to purchase a total of 2,400,000 Common Shares at a price of $0.65 per Common Share. There were no options exercised by the NEOs during the fiscal year ended April 30, 2009.

As at August 21, 2009, options to acquire 38,870,574 Common Shares are currently issued and outstanding under both the 2001 Stock Option Plan and the 2006 Equity Incentive Plan representing approximately 7.4% of the outstanding shares of the Corporation (calculated on an as if converted to Common Shares basis if the Class 1 Shares were to be converted into Common Shares using 889.1 to 1 (as set forth in the terms of the conversion formula of the Class 1 Shares).
In the first quarter of fiscal 2009, the Board of Directors approved the extension of the vesting term of outstanding stock option grants for 666 current employees holding options to purchase 5,865,700 Common Shares. The vesting period was extended by two years so that options expiring in July 2009 now expire in July 2011. The options were extended to foster continued employee confidence in the value potential of the Corporation and to acknowledge ongoing and outstanding employee commitment.
Deferred Share Unit Plan for Executives
The Corporation adopted a deferred share unit plan for executives (the “DSU Plan”) on December 9, 2004 in order to promote a greater alignment of interests between the executives and shareholders. Under the DSU Plan, the Compensation Committee may award certain executives of the Corporation (a “DSU Plan Participant”) deferred share units (“DSUs”) of the Corporation. DSUs are not considered shares of the Corporation, nor is the holder of any DSU entitled to voting rights or any other rights attaching to the ownership of shares.
Upon the determination by the Compensation Committee to award DSUs to the account of a DSU Plan Participant for a particular calendar year, the number of DSU’s to be awarded shall be determined by the Compensation Committee as follows: (1) as at December 31 of such year the Compensation Committee shall determine the Supplementary Benefits Amount, which is an amount equal to 15% of the DSU Plan Participant’s annual salary for such year, less the maximum amount of eligible registered retirement savings plan contributions for the DSU Plan Participant; and (2) the Supplementary Benefits Amount for such DSU Plan Participant shall subsequently be divided by the Award Market Value of a DSU.
The Award Market Value of a DSU is equal to: (1) the value of a Common Share of the Corporation as determined by the Compensation Committee in good faith and in accordance with and subject to the terms of the DSU Plan; or (2) where the Common Shares of the Corporation are publicly traded on the Toronto Stock Exchange (“TSX”), the weighted average trading price of the Common Shares of the Corporation on the TSX on the five (5) trading days immediately preceding the date a DSU is awarded.
Upon the DSU Plan Participant ceasing to be an executive of the Corporation, the DSU Plan Participant shall receive a cash amount equal to the number of DSUs in his or her account multiplied by the weighted average trading price of the Common Shares of the Corporation on the TSX on the five (5) trading days immediately preceding the date the DSU Plan Participant ceases to be an executive of the Corporation, or on a later date selected by the DSU Plan Participant, which shall in any event be a date prior to the end of the following calendar year.
Currently Paul Butcher, President and Chief Operating Officer is the only DSU Plan Participant. As at August 21, 2009, 528,469 DSUs have been awarded to Mr. Butcher under the DSU Plan. Of the DSUs awarded to Mr. Butcher, 242,062 DSUs represents the value of Mr. Butcher’s interest in the Corporation’s supplementary executive retirement plan (being $242,062) which was transferred by the Corporation (with the consent of Mr. Butcher) to the DSU Plan on July 9th, 2005. The supplementary executive retirement plan has since been wound-up and terminated by the Corporation (with the consent of the participants thereunder), in favour of the DSU Plan.
Loans to Directors and Executive Officers
There are no loans outstanding from the Corporation to any of its directors or the Executive Officers.
2. Remuneration of Directors
A director who is not also an Executive Officer is reimbursed for any out-of-pocket expenses incurred in connection with attending Board or committee meetings. In addition, directors of the Corporation are eligible to participate in the Stock Option Plan described above.

The cash remuneration for non-executive directors is based on the following:

Annual service on the board of directors (other than Chair)	$25,000
Annual service as Chair of the board of directors	$100,000
Annual service as member of the audit committee (other than Chair)	$10,000
Annual service as Chair of the audit committee	$15,000
Annual service as a member of other standing committees	$7,500
Meeting fees (varies depending on whether in person, by Telephone and by Committee)	$500 - $2,000
During the fiscal year ended April 30, 2009, two non-executive directors were paid an aggregate of $40,000 in cash and the remaining remuneration in the form of stock options (described below) in lieu of cash.
In addition to cash remuneration, during the fiscal year ended April 30, 2009, the Corporation remunerated seven non-executive directors of the Corporation with stock options to acquire 491,883 Common Shares granted under the 2006 Equity Incentive Plan at an exercise price of $1.48 per Common Share. The number of stock options granted is calculated using the cash value divided by the Black-Scholes value at the time of grant. There were no options exercised by directors during the fiscal year ended April 30, 2009.
D. CORPORATE GOVERNANCE PRACTICES
The Corporation and its management place significant emphasis on the structure of the Board and the committees of the Board in order to promote effective corporate governance of the Corporation. The Corporation has adopted corporate governance guidelines, mandates for each of the Board, Audit Committee and Compensation Committee, as well as position descriptions for a chairman of the board, a lead director and a chief executive officer.
The Corporation has established a Global Business Ethics and Compliance Office headed by a Compliance Officer with assistance from the Legal Department and Internal Audit Department. The responsibilities of the Compliance Officer include (but are not limited to):
•	Ensuring annual distribution and certification of the Code of Business conduct to all employees, directors, officers and representatives which requires each individual to certify their compliance with the Code.

•	Monitoring Mitel’s ethics and business practices company-wide by coordinating audits, performance assessments and providing training programs.

•	Monitoring and promoting anonymous hotlines to report suspected violations.

•	Reporting to the Board of Directors and/or a Committee of the Board.
          Certain employees who are involved in the preparation and review of financial statements and regulatory filings execute, on an annual basis, certifications in support of the certification obligations of the chief executive officer and the chief financial officer pursuant to the Sarbanes Oxley Act of 2002. The certification process complements the due diligence process administered by the Corporation to support reporting obligations under the Sarbanes Oxley Act of 2002.
1. Composition of the Board
Following the Meeting, the Board will be comprised of eight directors. The Board will regularly assess the need for additional directors in order to ensure that the Board is composed of individuals with diverse backgrounds, experience, competencies and independence as evaluated against criteria established from time to time by the Board.
2. Mandate of the Board and Corporate Governance Guidelines
The statutory mandate of the Board is to supervise the management of the Corporation. The Board’s primary roles are to oversee corporate performance and provide quality, depth and continuity of management to meet the Corporation’s strategic objectives. The Board focuses its attention on the following key responsibilities:

•	Appoint and oversee the chief executive officer and other senior officers

•	Oversee strategic implementation and performance

•	Monitor the financial performance of the Corporation and other financial reporting matters

•	Identify and oversee management of principal business risks

•	Monitor the legal and ethical performance of the Corporation

•	Maintain shareholder relations

•	Develop and oversee the Corporation’s approach to governance

•	Oversee internal control and management information systems
The corporate governance guidelines describe the governing roles of and the relationships between the Board and Management. In addition, the guidelines set forth operating and procedural guidelines for the Board.
The Board has established two committees to assist it in carrying out its responsibilities: the Audit Committee and the Compensation Committee. The Board has also adopted a charter for a nominating and corporate governance committee, but such committee has not yet been constituted.
3. The Audit Committee
As of August 21, 2009 the Audit Committee is composed of three directors namely, Peter Charbonneau (Chairman), Andrew Kowal and Jean-Paul Cossart. Peter Charbonneau was appointed to the Audit Committee in February 2002, Andrew Kowal was appointed (and to the Board on the same date) in July, 2009 and Jean-Paul Cossart was appointed in July 2008. Mr. Kowal is a Francisco Partners nominee. Thomas L. Ludwig, also an Francisco Partners nominee, resigned as a Director and as a member of the Audit Committee immediately prior to Mr. Kowal’s appointment.
The Audit Committee assists the Board in fulfilling its financial oversight obligations including responsibility for overseeing the integrity of the Corporation’s financial statements, legal and regulatory compliance, auditor independence and qualification, the work and performance of the Corporation’s financial management, internal auditor and external auditor and for overseeing the systems of disclosure controls and procedures and the system of internal controls regarding finance, accounting, legal compliance, risk management and ethics that Management and the Board have established.
4. The Compensation Committee
As of August 21, 2009 the Compensation Committee is composed of three directors namely, Benjamin Ball (Chairman), Peter Charbonneau and Jean-Paul Cossart. Benjamin Ball was appointed to the Compensation Committee in October, 2007, Peter Charbonneau was appointed to the Compensation Committee in February 2002, and Jean-Paul Cossart was appointed in October 2007.
The Compensation Committee assists the Board in discharging the Board’s oversight responsibilities relating to the compensation, development, succession and retention of the chief executive officer and key employees and the establishment of fair and competitive compensation and performance incentive plans.
5. Communication with the Board
The communication channel available for Shareholders or others to contact the Board by mail to:
The Board of Directors
c/o the Corporate Secretary’s Office
Mitel Networks Corporation
350 Legget Drive
Ottawa, Ontario, Canada
K2K 2W7

E. INTEREST OF MANAGEMENT, NOMINEES AND OTHERS IN MATERIAL TRANSACTIONS
In addition to the disclosure made elsewhere in this Circular with respect to any transaction from May 1, 2008, to and including April 30, 2009, material transactions between the Corporation and its executive officers, proposed nominees for director, beneficial owners or persons who control or direct, directly or indirectly, voting shares of the Corporation carrying more than 10% of the voting rights of the Corporation and the respective associates or affiliates of such insiders and nominees for director which has or would materially affect the Corporation or its subsidiaries, are as follows:
Product Supply Agreement
The Corporation entered into a supply agreement dated August 31, 2001 with BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which Terence H. Matthews holds a significant interest. Under this agreement, BreconRidge provides certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the agreement was until December 31, 2007 and was extended by the parties on the same terms and conditions until June 20, 2008, at which time a new agreement was entered into. Under the terms of the current supply agreement, BreconRidge is required to purchase the Corporation’s raw material inventory, before turning to third party suppliers for raw material procurement. During the fiscal year 2009, the Corporation purchased (US)$50,100,000 of products and services and sold (US)$1,100,000 of raw material inventory under this agreement. As of April 30, 2009, balances payable pursuant to this agreement amounted to (US)$6,200,000 and balances receivable pursuant to this agreement amounted to (US)$700,000.
Under the terms of the supply agreement, the Corporation is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During the fiscal year 2009, there were no manufacturing tools purchased from BreconRidge.
On August 31, 2001, the Corporation also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as information systems support services. During the fiscal year 2009, the Corporation provided services valued at (US)$200,000 under these agreements.
Leased Properties
In March 2001 the Corporation and Brookstreet Research Park Corporation (formerly known as Mitel Research Park Corporation), a corporation controlled by Terence H. Matthews entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011. During the fiscal year 2009, rental expense and rental income on related party operating leases were (US)$5,700,000 and (US)$700,000 respectively. Future operating minimum lease payments and future sublease income to be realized in fiscal year 2010 is (US)$7,200,000 and (US)$200,000, respectively. As of April 30, 2009, balances due from the Corporation controlled by Terence H. Matthews and related to the lease agreement amounted to (US)$500,000.
Shareholders Agreement
In August, 2007 Mitel completed the acquisition of Inter-Tel (Delaware), Incorporated (since re-named Mitel (Delaware), Inc.). In order to fund the acquisition, new equity and debt financing was obtained as previously disclosed in the Management Proxy Circular that was distributed to shareholders in June, 2007.
In light of this transaction, the Corporation entered into a Shareholders Agreement on August 16, 2007 with Wesley Clover Corporation, EdgeStone Capital Equity Fund II-B Gp, Inc. (“EdgeStone”), Power Corporation of Canada (“Power”), CTJL, Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l (collectively, “Arsenal”), Morgan Stanley and Terence H. Matthews. The Shareholders Agreement contains provisions relating to the entitlement of Arsenal and Matthews to appoint directors to the Board, and various other provisions respecting the management of the Corporation and dealings with the securities of the Corporation held by the Shareholders which are parties to the

Shareholders Agreement. Wesley Clover Corporation and CTJL are corporations controlled directly or indirectly by Terence H. Matthews. Arsenal is controlled directly or indirectly by Francisco Partners.
Registration Rights Agreement
The Corporation also entered into a registration rights agreement (the “Registration Rights Agreement”) dated August 16, 2007, with Wesley Clover Corporation, EdgeStone, Power, Arsenal, Morgan Stanley, Terence H. Matthews and CTJL. Pursuant to the Registration Rights Agreement, the Corporation covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the Shares held by such shareholders under the applicable securities laws of the United States and/or Canada.
Other than the information set out elsewhere in this Circular, none of the Corporations directors, executive officers or beneficial owners of 10% of rights attaching to the Corporation’s voting shares, none of the persons who have been directors or senior officers of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except to the extent that such persons may be involved in the normal business of the Meeting or the general affairs of the Corporation and with the exception that directors, officers and employees of the Corporation may be granted options to acquire Common Shares pursuant to the Stock Option Plan.
F. DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION
The Corporation maintains directors’ and officers’ liability insurance in the amount of US$20,000,000 for the benefit of directors and officers of the Corporation. The Corporation’s premium is US$93,775 which covers a twelve-month period from November 30, 2008 to November 30, 2009. No portion of the premium was paid by the directors and officers of the Corporation. The policy contains deductibles (NIL for insured persons and US$50,000 for all other claims, including securities claims) applicable to losses for which reimbursement is sought and contains a number of exclusions and limitations to the coverage provided, as a result of which the Corporation may, under certain circumstances, be obligated to indemnify its directors or officers for certain claims which do not fall within the coverage provided under the policy.
The by-laws of the Corporation generally provide that the Corporation shall indemnify a director or officer against liability incurred in such capacity, including acting at the Corporation’s request as director or officer of another corporation, to the extent permitted or required by the CBCA. The Corporation has agreed to contractually indemnify each director and certain officers of the Corporation against liability resulting from any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being, or having been, a director or officer of the Corporation (including an action by or on behalf of the Corporation), as long as such person (i) acted honestly and in good faith with a view to the best interests of the Corporation; and (ii) had reasonable grounds for believing his or her conduct was lawful in any criminal or administrative proceeding that is enforced by monetary penalty.
G. OTHER MATTERS
Management of the Corporation knows of no amendment or variation to the matters referred to in the Notice of Meeting and of no other business to be brought before the Meeting. If any amendment, variation or other business is properly brought before the Meeting, the form of proxy confers discretion on the persons named on the form of proxy to vote on any amendment or variation of the matters referred to in the notice of Meeting or any other business in accordance with their best judgment.
The CBCA provides that, in certain circumstances, eligible shareholders are entitled to submit to the Corporation notice of a matter that such shareholder proposes to raise at a meeting of shareholders. The final date by which the Corporation must receive such a proposal to be raised at the next annual meeting of shareholders of the Corporation (subsequent to this meeting) is June 2, 2010. Any eligible shareholder who may wish to exercise this right should carefully consider whether they are eligible to make such a proposal, and comply with the relevant provisions of the CBCA.

CERTIFICATE
The contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.
DATED August 21, 2009 on behalf of the Board of Directors.
“Donald Smith”
Donald W. Smith
Chief Executive Officer
Ottawa, Ontario, Canada

SCHEDULE A
ANNUAL RESOLUTION NO. 1
RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:
1.	The following persons are elected as directors of the Corporation until the next annual meeting of shareholders or until their successor is elected:

Dr. Terence H. Matthews	Donald W. Smith

Peter D. Charbonneau	Benjamin H. Ball

Jean-Paul Cossart	Andrew J. Kowal

J. Norman Stout	Gilbert S. Palter

SCHEDULE B
ANNUAL RESOLUTION NO. 2
RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS OF MITEL NETWORKS CORPORATION THAT:
Deloitte & Touche LLP are appointed the auditors of the Corporation until the close of the next annual meeting of the shareholders, or until a successor is appointed, at such remuneration as may be determined by the directors, and the directors are authorized to fix such remuneration.